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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              The McClatchy Company
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   579489 10 5
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                                 (CUSIP Number)

                           Karole Morgan-Prager, Esq.
                     Vice President and Corporate Secretary
                              The McClatchy Company
                                 2100 "Q" Street
                              Sacramento, CA 95816
                                 (916) 321-1846
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                  (Name, address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 14, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

------------------------                                       -----------------
CUSIP No.  579489  10  5                                       Page 2 of 5 Pages
------------------------                                       -----------------

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1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Brown McClatchy Maloney
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                        (b) [_]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS (See Instructions)

           Not applicable
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [_]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                    7        SOLE VOTING POWER

 NUMBER OF SHARES            3,711,748
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8        SHARED VOTING POWER
 REPORTING PERSON
       WITH                  1,650,000
                    ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                             3,711,748
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             1,650,000
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,361,748
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE SHOWN IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.8
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14         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                    (2 of 5)

     Brown McClatchy Maloney hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on August 27, 1998 relating to his beneficial ownership of Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of The McClatchy Company:

Item 1.   Security and Issuer

     (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

     (b)  Name of Issuer: The McClatchy Company

     (c) Address of the principal executive office of the issuer: 2100 "Q" Street, Sacramento, CA 95816.

Item 2.   Identity and Background

     (a)  Name: Brown McClatchy Maloney

     (b) Business Address: Olympic View Publishing Co., P.O. Box 1750, Sequim, WA 98382.

     (c) Present principal occupation and the name, principal business and address of any corporation or organization in which such employment is conducted: Brown McClatchy Maloney is Chairman of Olympic View Publishing Co., P.O. Box 1750, Sequim, WA 98382, the principal business of which is newspaper publishing.

     (d) During the last five years, Brown McClatchy Maloney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Brown McClatchy Maloney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4.   Purpose of Transaction

     As reported in the initial statement on Schedule 13D, on June 18, 1998, Brown McClatchy Maloney became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the "Trust") established for the benefit of Brown McClatchy Maloney and Molly Maloney Evangelisti. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of death of Betty Lou Maloney on June 18, 1998.

     On September 14, 2001, the Trust instructed Mellon Shareholder Services to issue 200,000 shares of Class B common stock of The McClatchy Company, each share of which is convertible into one share of Class A Common Stock of The McClatchy Company, to Molly Maloney Evangelisti, one of the beneficiaries

                                    (3 of 5)

                                  SCHEDULE 13D

and a co-trustee of the Trust. As a result, the aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Brown McClatchy Maloney decreased by 200,000 shares.

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Brown McClatchy Maloney is 5,361,748 and the percentage of the Class A Common Stock beneficially owned is approximately 22.8, based on the most recently available filing with the Securities and Exchange Commission by The McClatchy Company. With respect to any of the foregoing shares held in a trust or held by Mr. Maloney's children who are minors, Mr. Maloney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

     (b) The number of shares of Class A Common Stock as to which Brown McClatchy Maloney has:

          (i)   Sole power to vote or direct the vote: 3,711,748;

          (ii)  Shared power to vote or direct the vote: 1,650,000;

          (iii) Sole power to dispose or direct the disposition of: 3,711,748;

          (iv)  Shared power to dispose or direct the disposition of: 1,650,000.

     (c) On September 4, 2001, Mr. Maloney sold 21,000 shares of Class A Common Stock for $43.18 per share on the open market.

     (d)  None.

     (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as may be contemplated by that certain Stockholders' Agreement which will terminate September 17, 2047 (unless terminated earlier in accordance with its terms), which is described in the 2001 proxy statement of The McClatchy Company and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this statement, as amended, Brown McClatchy Maloney is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including but not limited to the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     None.

                                    (4 of 5)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 23, 2001                /s/ Brown McClatchy Maloney
                                         ---------------------------------------
                                         Signature

                                         Brown McClatchy Maloney
                                         ---------------------------------------
                                         Name/Title

                                    (5 of 5)